TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

Monday, August 20, 2007

Titan Trading Analytics Opens New York Regional Office

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that it is opening a new Titan New York Regional Office to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Currency and Commodity Trading Division under its USA Trading Operations. It’s fully outfitted with redundant internet connections and UPC battery back-ups on key trading systems. This office will offer upgrades in data capabilities as well as a centralized location for the operations team, David Terk and Andrew Pappas. Andrew Pappas has spent over 12 years in the brokerage industry with a primary focus on managing brokerage trading desk operations. Over the last six years Mr. Pappas has been a Proprietary Trader, an Equity Trade Support Representative for the BRUT ECN and most recently an Associate Director of Legal and Compliance for the NASDAQ Stock Market, Inc. Mr. Pappas currently holds his Series 4, 7, 24, 55 and 63 securities licenses. David Terk is Titan Trading USA’s head Forex trader. He has been refining trading software and risk management systems for many years for Titan. Mr. Terk also brings eight years of trading experience, and ten years of accounting & financial operations experience to Titan.

Titan's Director of US Trading Operations, Philip Carrozza II, says, "We have learned from experience that having increased data capabilities is a necessity for automated trading operations. Further, having a centralized regional location for these operations is a step in the right direction.”

For further information, contact Dr. Ken W. Powell at:
Phone: (780) 930-7072

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.